Filed Pursuant to Rule 253(g)(2)

File No. 024-12544

GEMZ Corp. NV

Offering Circular Supplement

Dated February 19, 2025

An Offering Statement (the “Offering Statement”) pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission (“SEC”). The Offering Statement was Qualified on December 26, 2024.

This Offering Circular Supplement covers a change in the offering price of the Units offered from $0.005 per Offered Unit to $0.004 per Offered Unit. This change affects only the dilution and gross proceeds.

We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the Offering Statement in which such Final Offering Circular was filed may be obtained.